UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 1-9059

Barrick Mining Corporation

(Registrant’s name)

Brookfield Place, TD Canada Trust Tower, Suite 3700 161 Bay Street, P.O. Box 212 Toronto, Ontario Canada M5J 2S1 (800) 720-7415	310 South Main Street Suite 1150 Salt Lake City, Utah 84101 (801) 990-3745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form  40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.3 to this report on Form 6-K are furnished, not filed, and will not be incorporated by reference into any registration statement.

Exhibit 99.2 to this report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (File No. 333-206417), Form S-8 (File Nos. 333-121500, 333-131715, 333-135769, 333-224560) and Form F-10 (File No. 333-287021).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2026	BARRICK MINING CORPORATION
	By:	/s/ Joseph Heckendorn
Name: Joseph Heckendorn
Title: Senior Vice-President, Corporate Secretary and Associate General Counsel

EXHIBIT INDEX

Exhibits	Description

99.1	Notice to Readers dated November 10, 2026, including information contained in the Registration Statement on Form S-1 filed by American Barrick Gold Corporation

99.2	Press Release dated November 10, 2026

99.3	Fourmile 2026 Initial Assessment, Update to the September 2025 Conceptual PEA, dated November 10, 2026